                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 13)*

                        Intek Diversified Corporation
         __________________________________________________________
                                (Name of Issuer)

                    Common Stock, par value $.01 per share
            _____________________________________________________
                         (Title of Class of Securities)

                                   458134 10 3
                             _____________________
                                 (CUSIP Number)


                               Nicholas R. Wilson
                                    Chairman
                         Intek Diversified Corporation
                        970 West 190th Street, Suite 720
                           Torrance, California 90502
                               (310) 366-7335
       ______________________________________________________________
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                March 28, 1996
              ________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 3d-(a) for other parties to whom copies are to be sent.





__________________________________

 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No. 458134 10 3                            13D         PAGE 2 OF 4 PAGES

     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Simmonds Capital Limited

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                        (b) [ ]

     3      SEC USE ONLY




     4      SOURCE OF FUNDS*

            WC; OO

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                                                                     [ ]

     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Canada

                            7     SOLE VOTING POWER

                                  3,010,850
       NUMBER OF
         SHARES             8     SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                      --
     EACH REPORTING
      PERSON WITH           9     SOLE DISPOSITIVE POWER

                                  3,010,850

                           10     SHARED DISPOSITIVE POWER

                                      --

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,010,850


    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                            [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            27.76%

    14      TYPE OF REPORTING PERSON*

            CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 458134 10 3               Page 2 of 4 Pages

                                  SCHEDULE 13D

         The Schedule 13D filed on March 7, 1994 (the "Schedule 13D") and amended on March 29, 1994 ("Amendment No. 1"), on July 22, 1994 ("Amendment No. 2"), on September 23, 1994 ("Amendment No. 3"), on April 10, 1995 ("Amendment No. 4"), on May 10, 1995 ("Amendment No. 5"), on June 5, 1995 ("Amendment No. 6"), on June 9, 1995 ("Amendment No. 7"), on June 26, 1995 ("Amendment No. 8"), on July 10, 1995 ("Amendment No. 9"), on August 9, 1995 ("Amendment No. 10"), on November 27, 1995 ("Amendment No. 11"), and on March 18, 1996 ("Amendment No. 12") on behalf of Simmonds Capital Limited (f/k/a Simmonds Communications Ltd.) ("SCL") is hereby amended as follows:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is hereby amended by inserting immediately prior to the penultimate paragraph thereof, the following:

                 On March 28, 1996, SCL borrowed the original principal amount of U.S. $3,000,000 from Quest Capital Corporation, a British Columbia company ("Quest"), pursuant to a Loan Agreement between SCL and Quest (the "Quest Loan Agreement," a copy of which is attached hereto as EXHIBIT P and incorporated herein). In connection with such loan, SCL issued a promissory note dated March 28, 1996, in favor of Quest and in the original principal amount of U.S. $3,000,000 (the "Quest Promissory Note," a copy of which is attached hereto as EXHIBIT Q and incorporated herein). The Quest Promissory Note bears interest at the rate of 12.68% per annum and is due on the earlier of (i) July 28, 1996, (ii) the occurrence of an event of default, or (iii) the completion by SCL of a public debt financing, a private debt financing to the extent such private debt financing is in excess of C$20,000,000, a private equity financing or a public equity financing. To secure SCL's repayment of the Quest Promissory Note and the performance by SCL of all SCL obligations to Quest, SCL:

                 a. granted Quest a security interest in all of SCL's present and after acquired personal property pursuant to the terms and provisions of that certain Security Agreement dated March 28, 1996, between SCL and Quest (the "Quest Security Agreement," a copy of which is attached hereto as EXHIBIT R and incorporated herein);

                 b. pledged 1,000,000 shares of Common Stock pursuant to the terms of a Pledge Agreement dated March 28, 1996 between SCL and Quest (the "Quest Pledge Agreement," a copy of which is attached hereto as EXHIBIT S and incorporated herein).

ITEM 7.  EXHIBITS.

         Item 7 of the Schedule 13D is hereby amended by inserting the following new Exhibits at the end thereof:

            Exhibit P     Loan Agreement between SCL and Quest dated the 28th
                          day of March, 1996

            Exhibit Q     Promissory Note of SCL dated March 28, 1996, in favor
                          of Quest and in the original principal amount of U.S. $3,000,000

            Exhibit R     Security Agreement dated March 28, 1996 between
                          SCL and Quest

            Exhibit S     Stock Pledge Agreement dated March 28, 1996 between
                          SCL and Quest

                      [SIGNATURES COMMENCE ON NEXT PAGE.]





CUSIP NO. 458134 10 3               Page 3 of 4 Pages

                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                   SIMMONDS COMMUNICATIONS LTD.


                   April 8, 1996
                   --------------------------------------------------------
                                           (Date)

                   /s/ David O'Kell
                   --------------------------------------------------------
                                           (Signature)


                   David C.  O'Kell, Executive Vice President and Secretary
                   --------------------------------------------------------
                                           (Name/Title)





CUSIP NO. 458134 10 3              Page 4 of 4 Pages

                                                                       EXHIBIT P

                                 LOAN AGREEMENT
                                 --------------

THIS AGREEMENT made on the 28th day of March, 1996,

BETWEEN:

                 QUEST CAPITAL CORPORATION, a British Columbia company, having an office at Suite 900 - 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2

                 (the "Lender")

AND:

                 SIMMONDS CAPITAL LIMITED, an Ontario corporation having an office at Ste. 1050 - 5255 Yonge Street, Toronto, Ontario M2N 6P4

                 (the "Borrower")


WHEREAS the Lender has agreed to lend to the Borrower the sum of $3,000,000 on the terms and conditions of this Agreement (the "Loan").


AGREEMENTS:

For good and valuable consideration, the receipt and sufficiency of which each party acknowledges, the parties agree as follows:


1.       ADVANCE AND ACKNOWLEDGMENT OF LOAN

         The Loan shall be advanced by the Lender in full on the date hereof and the Borrower shall acknowledge receipt of the Loan, as received.


2.       TERM

         The Loan shall be due and payable by the Borrower to the Lender on the earliest of:

         (a)     July 28, 1996;

         (b)     the date of completion by the Borrower of:
                 (i)         a public debt financing;
                 (ii)        a private debt financing in excess of $20,000,000;

                 (iii)       a public equity financing; or
                 (iv)        a private equity financing
                 including, without limitation, through the exercise of any outstanding stock options or warrants issued by the Borrower;

         (c) the occurrence of an Event of Default, as defined in paragraph 9 hereof.

In respect of paragraph (b)(ii) of this paragraph 2, repayment of the Loan will only be required to the extent that the financing exceeds the $20,000,000 threshold.

On the completion date of any sale of the assets or undertaking of the Borrower outside of the normal course of business, for a price equal to or in excess of $1,000,000 (the "Sale Price"), the Borrower shall repay from the proceeds of such sale that portion of the Loan (up to the full amount of the Loan and all accrued interest thereon) equal to the Sale Price, less transaction costs and the amount of any other loan which was incurred by the Borrower to purchase such assets or undertaking.

The Borrower may repay the Loan at any time prior to maturity without notice or penalty.


3.       INTEREST

         Interest shall accrue on the principal amount of the Loan, calculated from this date, at the rate of one (1%) percent per month (12.68% per annum), and be payable at the end of each month both before and after each of maturity of the Loan, default and judgment and be payable by the Borrower to the Lender at maturity.


4.       FEES

         The Borrower shall pay to the Lender all of the Lender's legal fees and other costs, charges and expenses of and incidental to the preparation, execution and carrying out of this Agreement and the registration of any security documents required by the Lender to complete this transaction.


5.       COMMITMENT FEE

         The Borrower shall, subject to such regulatory approval as may be required, cause to be delivered to the Lender in respect of the Loan, a commitment fee of 100,000 free-trading common shares in the capital of the Borrower (the "Bonus Shares") on or before March 28, 1996. In order to deliver Bonus Shares, the Borrower may issue treasury shares in the name of the Lender which may be subject to certain resale restrictions, then substitute for them an equal number of free-trading common shares presently held by senior officers or directors of the Borrower.

6.       SECURITY/CONDITIONS PRECEDENT

         As security for payment of all of the Borrower's indebtedness and liabilities under the Loan and this Agreement, the Borrower, shall, concurrently with and as a condition precedent to the advance of the
         Loan:

         (a) execute and deliver to the Lender a promissory note, in the form and terms attached hereto as Schedule "A" (the "Loan Note");

         (b) execute and deliver to the Lender a pledge (the "Pledge Agreement") of 1,000,000 issued and outstanding shares (the "Intek Shares") in the capital of Intek Diversified Corporation ("Intek") represented by certificate no. 12059, together with a duly executed stock power of attorney providing for the transfer of the shares to the Lender and a certified extract of the Borrower's directors' resolution authorizing the pledge and transfer of the Intek Shares, subject to the covenants, representations and resale restrictions under U.S. securities laws set out on Schedule "B" hereto;

         (c) execute and deliver to the Lender a security agreement in the form and terms attached hereto as Schedule "C" (the "Security Agreement").



7.       REPRESENTATIONS AND WARRANTIES

         The Borrower represents and warrants to the Lender as follows:

         (a) the Borrower is a duly incorporated corporation and is in good standing under the laws of the Province of Ontario and has the power and authority to carry on its business as now being conducted, and has full power to acquire, own, hold, lease and mortgage its assets, real and personal;

         (b) this Agreement, the Loan Note, the Security Agreement and the Pledge Agreement have been duly authorized by all necessary action of the Borrower and each constitutes a legal, valid and binding obligation of the Borrower enforceable against the Borrower in accordance with their terms;

         (c) the Intek Shares were issued to the Borrower by Intek on September 24, 1994 and the Borrower is the registered and beneficial owner of the Intek Shares, free and clear of all liens, claims and encumbrances, subject only to the resale restrictions reflected in paragraph 3 of Schedule "B" hereto;

         (d) the Borrower is an "affiliate" of Intek within the meaning of that term in Rule 144(d) of the U.S. Securities Act of 1933;

         (e) the Borrower will not be in breach or default by April 15, 1996 under any obligation in respect of borrowed money and the execution and delivery of this Agreement, and the Loan Note and all ancillary instruments or security documents issued hereunder, and performance of the terms hereof and thereof will not be, or result in, a violation or breach of, or default under, any law, agreement or instrument to which it is party or may be bound;

         (f) no litigation or administrative proceedings before any court or governmental authority are presently pending, or have been threatened in writing, against the Borrower or any of its assets or affecting it or any of its assets which could have a material adverse effect on its business or assets;

         (g) the Borrower's financial statements for the nine month period ended September 30, 1995 (the "Financial Statements") fairly present the financial affairs of the Borrower as of the date to which they are made up and they have been prepared in accordance with generally accepted accounting principles consistently applied and in conformity with the applicable guidelines of the Canadian Institute of Chartered Accountants;

         (h) there has been no material change (actual, contemplated or threatened) in the property, assets or business of the Borrower since September 30, 1995, other than as publicly disclosed by the Borrower prior to the date of this Agreement; and

         (i) the Borrower is a reporting issuer under the Securities Act (Ontario) and is in compliance with its obligations under that Act and under the rules, regulations and policies of the Toronto Stock Exchange.


8.       COVENANTS
         ---------

         The Borrower covenants and agrees that so long as any monies shall be outstanding under this Agreement, it will:

         (a)     duly perform this Agreement;

         (b) carry on and conduct its business in a proper business-like manner in accordance with good business practice and will keep or cause to be kept proper books of account in accordance with generally accepted accounting principles;

         (c) furnish and give to the Lender within 30 days of delivery of a written demand from the Lender such reports, certificates and documents and such other information with respect to the Borrower as the Lender may request;

         (d) furnish and give to the Lender (if such is the case) notice that there has occurred and is continuing an Event of Default under this Agreement and specifying the same;

         (e) perform and do all such acts and things as are necessary to perfect and maintain the security provided to the Lender pursuant to this Agreement.


9.       EVENTS OF DEFAULT

         Each and every one of the events set forth in this paragraph shall be an event of default ("Event of Default") provided that in respect of subparagraphs (b), (c), (d) and (f) hereunder the Borrower shall have five (5) business days to cure any default or vacate any filings or proceedings, as applicable:

         (a) if the Borrower fails to make any payment of principal or interest when due hereunder, and such failure continues for five (5) business days thereafter;

         (b) if the Borrower defaults in observing or performing any term, covenant or condition of this Agreement, other than the payment of monies as provided for in subparagraph (a) hereof, on its part to be observed or performed;

         (c) if at any time prior to the Borrower's repayment in full of the Loan any representation or warranty made by the Borrower under this Agreement is incorrect in any material respect;

         (d) if the Borrower defaults in observing or performing any term, covenant or condition of any debt instrument or obligation by which it is bound, makes an assignment for the benefit of creditors, or admits in writing its inability to pay its debts as they become due, or is adjudicated bankrupt or insolvent;

         (e) if the Borrower petitions or applies to any tribunal for the appointment of a trustee, receiver or liquidator or commences any proceedings under any bankruptcy, insolvency, readjustment of debt or liquidation law of any jurisdiction, whether now or hereafter in effect; and

         (f) if any petition or application for appointment of a trustee, receiver or liquidator is filed, or any proceedings under any bankruptcy, insolvency, readjustment of debt or liquidation law are commenced, against the Borrower or an order, judgment or decree is entered appointing any such trustee, receiver, or liquidator, or approving the petition in any such proceeding.


10.      EFFECT OF EVENT OF DEFAULT

         If any one or more of the Events of Default occurs or occur and is or are continuing, the Lender may without limitation in respect of any other rights they may have in law or hereunder but subject to the applicable grace periods set out in paragraph 9 above, demand immediate payment of all monies owing hereunder. The Lender may also take any steps necessary to realize on its security.


11.      NOTICES UNDER THIS AGREEMENT

         Notices, demands and communications required or permitted to be given hereunder shall be in writing and sufficiently given if addressed and delivered by hand, by courier or by facsimile transmission:

         if to the Borrower:

                 Simmonds Capital Limited
                 Ste. 1050 - 5255 Yonge Street
                 Toronto, Ontario M2N 6P4

                 Attention:  John Simmonds
                 Facsimile No.:  (416) 221-3800

         to the Lender:

                 Quest Capital Corporation
                 #900 - 999 West Hastings Street
                 Vancouver, BC  V6C 2W2

                 Attention:  Brian Bayley
                 Facsimile No.:  (604) 683-6958

         Any notice so given shall be deemed conclusively to have been given and received when so delivered by hand or sent by facsimile or on the second day following the sending thereof by courier.

         Any party hereto may from time to time change its address for notice by notice to the other party given in the manner aforesaid, effective upon delivery. Any change of address under this paragraph will also be a change of address with respect to such address as it appears on any schedule or document ancillary hereto.


12.      ASSIGNMENT, SUCCESSORS AND ASSIGNS

         This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.


13.      WAIVERS

         No failure or delay on the Lender's part in exercising any power or right hereunder shall operate as a waiver thereof. The Lender's rights and remedies hereunder are cumulative and not exclusive of any rights or remedies provided by law. Time is of the essence.


14.      INVALIDITY

         If at any time any one or more of the provisions hereof is or becomes invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby.


15.      GOVERNING LAWS

         This Agreement shall be governed by and interpreted in accordance with the laws of the Province British Columbia and the laws of Canada applicable therein.


16.      AMENDMENT

         This Agreement may be changed only by or pursuant to an agreement in writing signed by all parties.


17.      SCHEDULES

         Each of the schedules hereto shall be deemed fully a part of this Agreement.

18.      CURRENCY

         All references herein to "dollars" or "$" are to United States dollars, unless otherwise indicated.


TO EVIDENCE THEIR AGREEMENT each of the parties has executed this Agreement on the date first above written.


QUEST CAPITAL CORPORATION


Per: /s/ Brian Bailey
     --------------------------------
         Authorized Signatory


SIMMONDS CAPITAL LIMITED


Per: /s/ John Simmonds
     --------------------------------
         John Simmonds

                                  SCHEDULE "A"


                                PROMISSORY NOTE
                                ---------------

                                                             Due:  JULY 28, 1996
Principal Amount:  US$3,000,000                                  Vancouver, B.C.



                 For value received, SIMMONDS CAPITAL LIMITED hereby promises to pay to QUEST CAPITAL CORPORATION on the earlier of July 28, 1996 and such other date as provided in that certain Loan Agreement between Quest Capital Corporation as "Lender" and Simmonds Capital Limited as "Borrower", dated March 28, 1996, the sum of THREE MILLION UNITED STATES (US$3,000,000) DOLLARS with interest accruing from the date hereof at a rate of ONE (1%) PERCENT per month, compounded monthly (12.68% per annum), before and after each of maturity, default and judgment, payable by certified cheque, cash, bank draft or wire transfer and delivered to QUEST CAPITAL CORPORATION at #900 - 999 West Hastings Street, Vancouver, BC V6C 2W2.

       The undersigned hereby waives notice of dishonour and presentment.

       Dated at Vancouver, British Columbia this 28th day of March, 1996.

SIGNED, SEALED AND DELIVERED
by SIMMONDS CAPITAL LIMITED
the presence of:



______________________________
Authorized Signatory

                                  SCHEDULE "B"


1. Notwithstanding anything to the contrary contained herein, the Lender agrees that it shall not sell, transfer, assign, pledge or otherwise dispose of, or cause the sale, transfer, assignment, pledge or other disposition of, the Intek Shares unless such sale, transfer, assignment, pledge or other disposition has been registered or is exempt under the United States Securities Act of 1993 (the "U.S. Act") and has been registered or qualified or is exempt from registration or qualification under applicable securities laws and the Lender provides to Intek an opinion of counsel satisfactory to Intek that a sale, transfer, assignment, pledge or other disposition of the Intek Shares may be made without registration.

2.       The Lender represents as follows:

         (i) the Lender's interest in the Intek Shares is for its own accounts and not with a view to, or present intention of, distribution thereof in violation of the U.S. Act, or any applicable state securities laws and will not be disposed of in contravention of the U.S. Act or any applicable state securities laws;

         (ii) the Lender is sophisticated in financial matters and is able to evaluate the risks and benefits of any investment in the Intek Shares;

         (iii) the executive officers of the Lender have had an opportunity to ask questions and received answers concerning the terms and conditions of the acquisition of the Intek Shares and have had full access to such other information concerning Intek as the Lender has requested.

         (iv) the Lender is able to bear the economic risk of any investment in the Intek Shares for an indefinite period of time because the Intek Shares have not been registered under the U.S. Act and, therefore, cannot be sold unless subsequently registered under the U.S. Act or an exemption from such registration is available.

3. The Lender acknowledges that until such time as the Intek Shares have been registered for resale pursuant to the U.S. Act (or an opinion of counsel reasonably satisfactory to Intek is provided that a public sale, transfer, or assignment of the Intek Shares may be made without registration under the U.S. Act), each certificate representing the Intek Shares shall be endorsed with the following legend:

                    THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY STATE SECURITIES LAWS, AND MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF UNLESS THEY HAVE FIRST BEEN REGISTERED UNDER

                    SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE AND THE CORPORATION SHALL HAVE RECEIVED, AT THE EXPENSE OF THE HOLDER HEREOF, EVIDENCE OF SUCH EXEMPTION REASONABLY SATISFACTORY TO THE CORPORATION (WHICH MAY INCLUDE, AMONG OTHER THINGS, AN OPINION OF COUNSEL SATISFACTORY TO THE CORPORATION.)

4. The Lender acknowledges that Intek may place stop transfer orders against the registration or transfer of the Intek Shares until such time as the requirements of the foregoing legend are satisfied.

                                  SCHEDULE "C"


                               SECURITY AGREEMENT


                    THIS AGREEMENT dated March 28, 1996 is between:

                    SIMMONDS CAPITAL LIMITED, an Ontario corporation having an office at Ste. 1050 - 5255 Yonge Street, Toronto, Ontario M2N 6P4

                                                                  (the "Debtor")

AND

                    QUEST CAPITAL CORPORATION, a British Columbia company, having at office at Suite 900 - 999 West Hastings Street, Vancouver, British Columbia V6C 2W2

                                                           (the "Secured Party")


1. GENERAL UNDERSTANDINGS. The Secured Party and the Debtor confirm that the Secured Party has extended credit to the Debtor, or that in the future the Secured Party may, at their sole discretion, extend credit to the Debtor. To the extent that any provisions of the loan agreement between the Debtor and the Secured Party dated the date hereof (the "Loan Agreement") conflict with any provisions of this Security Agreement, the provisions of the Loan Agreement will prevail. The Debtor states that it has entered into this Security Agreement in order to induce the Secured Party to extend such credit.

2. GRANT OF RIGHTS AND SECURITY INTEREST. In order to secure the payment and performance of all indebtedness, liability and obligation of the Debtor to the Secured Party, whether present or future, absolute, contingent, direct, indirect, liquidated or unliquidated, pursuant to the Loan Agreement (collectively "Obligations"), the Debtor grants to the Secured Party, and the Secured Party takes a security interest in all of the Debtor's present and after acquired personal property (the "Collateral"). The Secured Party hereby acknowledges and agrees, notwithstanding the relative order of execution, registration, advance, delivery, attachment, possession, perfection or demand, that all security interests of the Secured Party in the Collateral (but excluding the Intek Shares (as defined in the Loan Agreement) which are subject to a security interest under a pledge agreement between the parties hereto) is subordinate to the security interests currently existing or hereafter provided to: (i) the Debtor's day-to-day banker, as may be changed from time to time, provided that the Debtor notifies the Secured Party of any change in its day-to-day banker and gives particulars of the security granted to such banker, and (ii) Extra Clearing B.V., to secure a loan facility in the principal amount of US $3,000,000.

3.       COVENANTS WITH RESPECT TO COLLATERAL.

         (a) The Debtor will have the right to possession and control of the Collateral until an Event of Default (as defined in the Loan Agreement) occurs, at which time the Secured Party will be entitled to possession and control of the Collateral. The Debtor will maintain accurate records of the Collateral and, upon request by the Secured Party, furnish copies of the records to the Secured Party. The Secured Party may, from time to time, examine the books and records of the Debtor with respect to the Collateral and may, from time to time, examine the Collateral during business hours.

         (b) The Debtor will keep the Collateral free of all liens and encumbrances at all times, except for the Permitted Encumbrances as listed in Schedule "A", if any, and pay, or cause to be paid, all rent due on the premises where the Collateral is or may be stored. The Debtor will protect the Collateral, and the Collateral will be insured by the Debtor at all times and against all risks to which it is exposed and with policies satisfactory to the Secured Party and payable to both the Secured Party and the Debtor as their interests appear. The Debtor will assume all risks of loss from casualty or other losses.

         (c) The Debtor will pay promptly when due all taxes and assessments upon the Collateral.

4. REMEDIES UPON DEFAULT. In the event of a default by the Debtor, the Secured Party will, if it so elects, have the following remedies, subject to the grace period provided in paragraph 9 of the Loan Agreement:

         (a) the unpaid balance of the Obligations will be accelerated and become immediately due and payable;

         (b) the Secured Party will have all the rights of a secured party under the Personal Property Security Act of Ontario. Specifically, and without prejudice to any of the Secured Party's rights, the Secured Party may enter upon the Debtor's premises and remove the Collateral; and

         (c) the Secured Party may appoint by instrument in writing a receiver or receiver-manager of all or any part of the Collateral who will have all the rights of a secured party under the Personal Property Security Act of Ontario and all the rights of the Secured Party provided under this Security Agreement.

5. TERM AND TERMINATION. This Security Agreement will take effect on the date first above written, and will remain in full force and effect for so long as the Debtor remains in any way indebted or obligated to the Secured Party. This Security Agreement may be terminated only by written agreement signed by both the Debtor and the Secured Party, or upon filing by the Secured Party of a financing change statement or a verification change statement discharging the financing statement giving notice of the security interest created under this Security Agreement in the Personal Property Registry in the Province where the Collateral is located.

6.       MISCELLANEOUS.

         (a) The parties understand and agree that the signatures on the signature page of this Security Agreement will constitute and be considered the acceptance and lawful execution of this Security Agreement by the parties.

         (b) For the purpose of attachment of the security interests created in this Security Agreement, as defined in the Personal Property Security Act of Ontario, the parties agree that the time of attachment is not intended to be and will not be postponed.

         (c) The provisions of this Security Agreement will be considered to be separate, and any invalidity of any provision will not affect the validity of the remaining provisions. Any invalidity of any security interest attempted to be created in any item or part of the Collateral will not affect the validity of the security interest created in the remaining items or parts of the Collateral.

         (d) The Secured Party may remedy any default under this Security Agreement, and may waive any default, without waiving the default remedied or without waiving any other prior or subsequent default.

         (e) Upon the occurrence of any Event of Default or under any indebtedness or obligation of the Debtor to the Secured Party, the Secured Party will be entitled to recover from the Debtor all costs and expenses incurred, or to be incurred, by reason of such default, including, and not limited to, reasonable attorney's fees, court costs, witness fees, expenses of litigation, and any and all other expenses of repossessing, safeguarding and selling the Collateral.

         (f) This Security Agreement will be governed by the laws of the Province of Ontario.

7. ACKNOWLEDGMENT. The Debtor acknowledges receiving a copy of this Security Agreement.


         TO EVIDENCE ITS AGREEMENT the Debtor has executed this Agreement on the date appearing below.


SIMMONDS CAPITAL LIMITED
By:



______________________________
Authorized Signatory

Dated:________________________

                                  SCHEDULE "A"

                             PERMITTED ENCUMBRANCES

1. Security interests over the assets of the Debtor granted to the day-to-day bankers of the Debtor.

2. Security interests over the assets of the Debtor granted to Extra Clearing B.V., to secure a loan facility in the principal amount of US$3,000,000.

                                                                       EXHIBIT Q


                                PROMISSORY NOTE
                                ---------------

                                                             Due:  JULY 28, 1996
Principal Amount:  US$3,000,000                                  Vancouver, B.C.


                 For value received, SIMMONDS CAPITAL LIMITED hereby promises to pay to QUEST CAPITAL CORPORATION on the earlier of July 28, 1996 and such other date as provided in that certain Loan Agreement between Quest Capital Corporation as "Lender" and Simmonds Capital Limited as "Borrower", dated March 28, 1996, the sum of THREE MILLION UNITED STATES (US$3,000,000) DOLLARS with interest accruing from the date hereof at a rate of ONE (1%) PERCENT per month, compounded monthly (12.68% per annum), before and after each of maturity, default and judgment, payable by certified cheque, cash, bank draft or wire transfer and delivered to QUEST CAPITAL CORPORATION at #900 - 999 West Hastings Street, Vancouver, BC V6C 2W2.

       The undersigned hereby waives notice of dishonour and presentment.

       Dated at Vancouver, British Columbia this 28th day of March, 1996.

SIGNED, SEALED AND DELIVERED
by SIMMONDS CAPITAL LIMITED
the presence of:



 /s/ David O'Kell
- ----------------------------
Authorized Signatory

                                                                       EXHIBIT R


                               SECURITY AGREEMENT


                 THIS AGREEMENT dated March 28, 1996 is between:

                 SIMMONDS CAPITAL LIMITED, an Ontario corporation having an office at Ste. 1050 - 5255 Yonge Street, Toronto, Ontario M2N 6P4

                                                                  (the "Debtor")

AND

                 QUEST CAPITAL CORPORATION, a British Columbia company, having at office at Suite 900 - 999 West Hastings Street, Vancouver, British Columbia V6C 2W2

                                                           (the "Secured Party")


1. GENERAL UNDERSTANDINGS. The Secured Party and the Debtor confirm that the Secured Party has extended credit to the Debtor, or that in the future the Secured Party may, at their sole discretion, extend credit to the Debtor. To the extent that any provisions of the loan agreement between the Debtor and the Secured Party dated the date hereof (the "Loan Agreement") conflict with any provisions of this Security Agreement, the provisions of the Loan Agreement will prevail. The Debtor states that it has entered into this Security Agreement in order to induce the Secured Party to extend such credit.

2. GRANT OF RIGHTS AND SECURITY INTEREST. In order to secure the payment and performance of all indebtedness, liability and obligation of the Debtor to the Secured Party, whether present or future, absolute, contingent, direct, indirect, liquidated or unliquidated, pursuant to the Loan Agreement (collectively "Obligations"), the Debtor grants to the Secured Party, and the Secured Party takes a security interest in all of the Debtor's present and after acquired personal property (the "Collateral"). The Secured Party hereby acknowledges and agrees, notwithstanding the relative order of execution, registration, advance, delivery, attachment, possession, perfection or demand, that all security interests of the Secured Party in the Collateral (but excluding the Intek Shares (as defined in the Loan Agreement) which are subject to a security interest under a pledge agreement between the parties hereto) is subordinate to the security interests currently existing or hereafter provided to: (i) the Debtor's day-to-day banker, as may be changed from time to time, provided that the Debtor notifies the Secured Party of any change in its day-to-day banker and gives particulars of the security granted to such banker, and (ii) Extra Clearing B.V., to secure a loan facility in the principal amount of US $3,000,000.

3.       COVENANTS WITH RESPECT TO COLLATERAL.

         (a) The Debtor will have the right to possession and control of the Collateral until an Event of Default (as defined in the Loan Agreement) occurs, at which time the Secured Party will be entitled to possession and control of the Collateral. The Debtor will maintain accurate records of the Collateral and, upon request by the Secured Party, furnish copies of the records to the Secured Party. The Secured Party may, from time to time, examine the books and records of the Debtor with respect to the Collateral and may, from time to time, examine the Collateral during business hours.

         (b) The Debtor will keep the Collateral free of all liens and encumbrances at all times, except for the Permitted Encumbrances as listed in Schedule "A", if any, and pay, or cause to be paid, all rent due on the premises where the Collateral is or may be stored. The Debtor will protect the Collateral, and the Collateral will be insured by the Debtor at all times and against all risks to which it is exposed and with policies satisfactory to the Secured Party and payable to both the Secured Party and the Debtor as their interests appear. The Debtor will assume all risks of loss from casualty or other losses.

         (c) The Debtor will pay promptly when due all taxes and assessments upon the Collateral.

4. REMEDIES UPON DEFAULT. In the event of a default by the Debtor, the Secured Party will, if it so elects, have the following remedies, subject to the grace period provided in paragraph 9 of the Loan Agreement:

         (a) the unpaid balance of the Obligations will be accelerated and become immediately due and payable;

         (b) the Secured Party will have all the rights of a secured party under the Personal Property Security Act of Ontario. Specifically, and without prejudice to any of the Secured Party's rights, the Secured Party may enter upon the Debtor's premises and remove the Collateral; and

         (c) the Secured Party may appoint by instrument in writing a receiver or receiver-manager of all or any part of the Collateral who will have all the rights of a secured party under the Personal Property Security Act of Ontario and all the rights of the Secured Party provided under this Security Agreement.

5. TERM AND TERMINATION. This Security Agreement will take effect on the date first above written, and will remain in full force and effect for so long as the Debtor remains in any way indebted or obligated to the Secured Party. This Security Agreement may be terminated only by written agreement signed by both the Debtor and the Secured Party, or upon filing by the Secured Party of a financing change statement or a verification change statement discharging the financing statement giving notice of the security interest created under this Security Agreement in the Personal Property Registry in the Province where the Collateral is located.

6.       MISCELLANEOUS.

         (a) The parties understand and agree that the signatures on the signature page of this Security Agreement will constitute and be considered the acceptance and lawful execution of this Security Agreement by the parties.

         (b) For the purpose of attachment of the security interests created in this Security Agreement, as defined in the Personal Property Security Act of Ontario, the parties agree that the time of attachment is not intended to be and will not be postponed.

         (c) The provisions of this Security Agreement will be considered to be separate, and any invalidity of any provision will not affect the validity of the remaining provisions. Any invalidity of any security interest attempted to be created in any item or part of the Collateral will not affect the validity of the security interest created in the remaining items or parts of the Collateral.

         (d) The Secured Party may remedy any default under this Security Agreement, and may waive any default, without waiving the default remedied or without waiving any other prior or subsequent default.

         (e) Upon the occurrence of any Event of Default or under any indebtedness or obligation of the Debtor to the Secured Party, the Secured Party will be entitled to recover from the Debtor all costs and expenses incurred, or to be incurred, by reason of such default, including, and not limited to, reasonable attorney's fees, court costs, witness fees, expenses of litigation, and any and all other expenses of repossessing, safeguarding and selling the Collateral.

         (f) This Security Agreement will be governed by the laws of the Province of Ontario.

7. ACKNOWLEDGMENT. The Debtor acknowledges receiving a copy of this Security Agreement.


         TO EVIDENCE ITS AGREEMENT the Debtor has executed this Agreement on the date appearing below.


SIMMONDS CAPITAL LIMITED
By:



 /s/ David O'Kell
______________________________
Authorized Signatory

Dated:________________________

                                  SCHEDULE "A"

                             PERMITTED ENCUMBRANCES

1. Security interests over the assets of the Debtor granted to the day-to-day bankers of the Debtor.

2. Security interests over the assets of the Debtor granted to Extra Clearing B.V., to secure a loan facility in the principal amount of US$3,000,000.

                                                                       EXHIBIT S

                             SHARE PLEDGE AGREEMENT

                 THIS AGREEMENT dated March 28, 1996 is between:

                 SIMMONDS CAPITAL LIMITED, an Ontario corporation having an office at Ste. 1050 - 5255 Yonge Street, Toronto, Ontario M2N 6P4

                                                                (the "Borrower")

AND

                 QUEST CAPITAL CORPORATION, a British Columbia company, having at office at Suite 900 - 999 West Hastings Street, Vancouver, British Columbia V6C 2W2

                                                                  (the "Lender")


BACKGROUND

A. The Lender has agreed to make a loan to the Borrower upon the terms and conditions contained in a loan agreement dated March 28, 1996 and made between the Borrower and the Lender (the "Loan Agreement").

B. The Borrower has agreed to execute and deliver this Agreement to the Lender as security for the payment and performance of its obligations under the Loan Agreement.


AGREEMENTS

         For good and valuable consideration, the receipt and sufficiency of which each party acknowledges, the parties agree as follows:

1. SHARE PLEDGE. The Borrower assigns, mortgages, charges and pledges to and deposits with the Lender, and grants to the Lender a security interest in, the securities relating to the security certificates referred to below, along with any substitutions, additions, proceeds or claims by the Borrower in respect of them (collectively, the "Intek Shares"), and deposits with the Lender the security certificates referred to below, accompanied by a duly executed stock power of attorney:

- -----------------------------------------------------------------------------------------------------------
                                                               Number & Class                Certificate
  Security Issuer                                                of Shares                     Number
- -----------------------------------------------------------------------------------------------------------
  Intek Diversified Corporation                               1,000,000 common                  12059
- -----------------------------------------------------------------------------------------------------------

to be held by the Lender as a general and continuing collateral security for the payment of all present and future debts, liabilities and obligations of the Borrower to the Lender under the Loan Agreement and the performance of all other obligations of the Borrower under the Loan Agreement (collectively the "Obligations") until repayment in full of the Obligations.

2.       REPRESENTATIONS.  The Borrower represents to the Lender that:

         (a)     it is the registered and beneficial owner of the Intek
                 Shares; and


         (b) the Intek Shares are free and clear of all liens, mortgages, charges and security interests other than those created under this Agreement in favour of the Lender.

3. REALIZATION ON DEFAULT. On the occurrence and during the continuance of an Event of Default (as defined in the Loan Agreement), the Lender may at any time in its sole discretion, in accordance with any applicable law and subject to the covenants, representations and resale restrictions under U.S. securities laws set out on Schedule "A" hereto, realize upon or otherwise dispose of the Intek Shares by sale, transfer, or delivery or may, to the fullest extent permitted by law, exercise and enforce all rights and remedies of a holder of the Intek Shares as if the Lender were absolute owner of them, without notice to or control by the Borrower, and such remedies may be exercised separately or in combination and will be in addition to and not in substitution for any other rights the Lender may have.

4. COSTS AND EXPENSES. All costs and charges incurred by or on behalf of the Lender with reference to the Intek Shares or their realization (including without limitation all legal fees and court costs and all expenses of taking possession of, protecting and realizing upon the Intek Shares including costs and charges in connection with realizing, collecting, selling, transferring or delivering the Intek Shares or exercising or enforcing any rights under them) will be added to and form part of the Obligations and will be a first charge on the proceeds of any realization, collection, sale, transfer, delivery, exercise or enforcement.

5. APPLICATION OF PROCEEDS. The proceeds of the Intek Shares will be applied by the Lender on account of the Obligations in such manner, order and priority as the Lender may in its discretion determine.

6. NO EXHAUSTION OF RECOURSE. The Lender will not be obliged to exhaust recourse against the Borrower or any other person or persons, or against any other security it may hold in respect of the Obligations before realizing upon or otherwise dealing with the Intek Shares in such manner as it considers desirable. The Lender may grant extensions or other indulgences, take and give up securities, accept compositions, grant releases and discharges and otherwise deal with the Borrower and with other parties, guarantors, indemnitors or securities as the Lender may see fit without prejudice to the rights of the Lender in respect of the Intek Shares.

7. NO MERGER. This security will not operate by way of merger of any of the Obligations and no judgment recovered by the Lender will operate by way of merger of or in any way affect the security now or in the future held by the Lender in respect of the obligations or in respect of any other obligations of the Borrower.

8. DIVIDENDS, ETC. The Lender need not see to the collection of dividends on, or exercise any option or right in connection with, the Intek Shares and need not protect or preserve then from any loss of value and the Lender will be bound to exercise in the keeping of the Intek Shares only the same degree of care as it would exercise concerning its own shares at the same place.

9. APPOINTMENT OF ATTORNEY. Any person who is at any relevant time an officer of the Lender is irrevocably appointed attorney of the Borrower with full powers of substitution from time to time to endorse or transfer, or both, the Intek Shares or any of them to the Lender, its nominees, or transferees, and the Lender and its nominees or transferees are empowered to exercise all rights and powers and to perform all acts of ownership concerning the Intek Shares to the same extent as the Borrower might do. The power of attorney granted in this Agreement is in addition to, and not in substitution for, any stock power of attorney delivered by the Borrower with the delivery of the Intek Shares, and such powers of attorney may be relied upon by the Lender severally or in combination.

10. RIGHTS OF BORROWER. Until the occurrence of an Event of Default and a determination by the Lender to enforce the rights granted to it under this Agreement, the Borrower will be entitled to vote the Intek Shares and to receive all cash dividends concerning them. Any other monies which may be received by the Borrower or the Borrower for or in respect of the Intek Shares will be received as trustee for the Lender and will immediately be paid over to the Lender and be held by the Lender under the mortgage, charge, hypothecation, pledge and grant of security interest made by this Agreement. The Lender agrees that it will not require the Intek Shares to be registered in its name or in the name of a nominee unless and until the occurrence of an Event of Default.

11. ATTACHMENT. The Borrower and the Lender acknowledge that it is their intention that the security interest created by this Agreement attach on execution by the Borrower and that value has been given.

12. ALTERATION OF CAPITAL. In the event of any consolidation, subdivision, reclassification, stock divide or other alteration to the capital of the Intek Diversified Corporation ("Intek"), the term "Intek Shares" will be considered to refer to the Intek Shares described in paragraph 1 as increased, decreased, amended or supplemented and the Borrower will deliver immediately any replacement or additional share certificates accompanied by a duly executed stock power of attorney to the Lender to be held in accordance with the terms of this Agreement.

13. DISCHARGE. Upon payment in full of the Obligations, the Lender will return the share certificates representing the Intek Shares to the Borrower, will release the Intek Shares from the assignment, mortgage, charge, hypothecation, pledge and security interest created by this Agreement and will execute and deliver to the Borrower such releases and reassignments as the Borrower may reasonably require for such purpose.

14. CONFLICT. This Agreement is entered into under and is subject to the terms of the Loan Agreement. If there is any discrepancy or inconsistency between the terms of this Agreement and the terms of the Loan Agreement, the terms of the Loan Agreement will prevail.

15. BINDING EFFECT. The provisions of this Agreement will be binding upon and enure to the benefit of the Lender, the Borrower and the Borrower and their respective successors and assigns.

16. GOVERNING LAW. This Agreement will be governed and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable in British Columbia and will be treated in all respects as a British Columbia contract.

17.      NOTICES.  In this Agreement:

         (a) any notice or communication required to be given under this Agreement will be in writing and will be considered to have been given if delivered by hand, transmitted by facsimile transmission or mailed by prepaid registered post in Canada, to the address or facsimile number of each party set out below:

                 (i)         if to the Lender

                             Quest Capital Corporation
                             900 - 999 West Hastings Street
                             Vancouver, BC  V6C 2W2

                             Attention:  Brian Bayley
                             Fax No:  (604) 683-6958

                 (ii)        if to the Borrower:

                             Simmonds Capital Limited
                             Ste. 1050 - 5255 Yonge Street
                             Toronto, Ontario M2N 6P4

                             Attention:  John Simmonds
                             Fax No:  (416) 221-3800

                             or to such other address or facsimile
                             transmission number as any party may
                             designate in the manner set out above;

         (b) notice or communication will be considered to have been received:

                 (i) if delivered by hand during business hours on a business day, upon receipt by a responsible representative of the receiver, and if not delivered during business hours, upon the commencement of business on the next business day;

                 (ii) if sent by facsimile transmission during business hours on a business day, upon the sender receiving confirmation of the transmission, and if not transmitted during business hours, upon the commencement of business on the next business day; and

                 (iii) if mailed by prepaid registered post in Canada, upon the fifth business day following posting; except that, in the case of a disruption or an impending or threatened disruption in postal services every notice or communication will be delivered by hand or sent by facsimile transmission;

         (c) for the purposes of this paragraph "business day" means a day which is not a Saturday, Sunday or a holiday in British Columbia or Ontario.

18. COUNTERPARTS. This Agreement may be executed in several counterparts, each of which so executed will be considered to be an original and such counterparts together will be one and the same instrument.

19. FURTHER ASSURANCES. The Borrower will from time to time, whether before or after the occurrence of an Event of Default, do all such acts and things and execute and deliver all such deed, transfers, assignments and instruments as the Lender may reasonably require for perfecting the security interest constituted by this Agreement and for facilitating the sale of the Intek Shares in connection with any realization and for exercising all powers, authorities and discretions conferred upon the Lender.

20. SEVERABILITY. If any term of this Agreement is determined to be invalid or unenforceable, in whole or in part, such invalidity or unenforceability will attach only to such term or part term, and the remaining part of the term and all other terms of this Agreement will continue in full force and effect. The parties will negotiate in good faith to agree to a substitute term that will be as close as possible to the intention of any invalid or unenforceable term while being valid and enforceable. The invalidity or unenforceability of any term in any particular jurisdiction will not affect its validity or enforceability in any other jurisdiction where it is valid or enforceable.

TO EVIDENCE THEIR AGREEMENT each of the parties has executed this Agreement on the date appearing below.


SIMMONDS CAPITAL LIMITED
By:



 /s/ David O'Kell
______________________________
Authorized Signatory

Dated:________________________

QUEST CAPITAL CORPORATION
By:



 /s/ Brian Bailey
______________________________
Authorized Signatory

Dated:________________________

                                  SCHEDULE "A"

1. Notwithstanding anything to the contrary contained herein, the Lender agrees that it shall not sell, transfer, assign, pledge or otherwise dispose of, or cause the sale, transfer, assignment, pledge or other disposition of, the Intek Shares unless such sale, transfer, assignment, pledge or other disposition has been registered or is exempt under the United States Securities Act of 1933 (the "U.S. Act") and has been registered or qualified or is exempt from registration or qualification under the applicable securities laws and the Lender provides to Intek an opinion of counsel satisfactory to Intek that a sale, transfer, assignment, pledge or other disposition of the Intek Shares may be made without registration.

2.       The Lender represents as follows:

         (i) the Lender's interest in the Intek Shares is for its own account and not with a view to, or present intention of, distribution thereof in violation of the U.S. Act, or any applicable state securities laws and will not be disposed of in contravention of the U.S. Act or any applicable state securities laws;

         (ii) the Lender is sophisticated in financial matters and is able to evaluate the risks and benefits of any investments in the Intek Shares;

         (iii) the executive officers of the Lenders have had an opportunity to ask questions and received answers concerning the terms and conditions of the acquisition of the Intek Shares and have had full access to such other information concerning Intek as the Lender has requested.

         (iv) the Lender is able to bear the economic risk of any investment in the Intek Shares for an indefinite period of time because the Intek Shares have not been registered under the U.S. Act and, therefore, cannot be sold unless subsequently registered under the U.S. Act or an exemption from such registration is available.

3. The Lender acknowledges that until such time as the Intek Shares have been registered for resale pursuant to the U.S. Act (or an opinion of counsel reasonably satisfactory to Intek is provided that a public sale, transfer, or assignment of the Intek Shares may be made without registration under the U.S. Act), each certificate representing the Intek Shares shall be endorsed with the following legend:

                    THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY STATE SECURITIES LAWS, AND MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF UNLESS THEY HAVE FIRST BEEN REGISTERED UNDER

                    SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE AND THE CORPORATION SHALL HAVE RECEIVED, AT THE EXPENSE OF THE HOLDER HEREOF, EVIDENCE OF SUCH EXEMPTION REASONABLY SATISFACTORY TO THE CORPORATION (WHICH MAY INCLUDE, AMONG OTHER THINGS, AN OPINION OF COUNSEL SATISFACTORY TO THE CORPORATION.)

4. The Lender acknowledges that Intek may place stop transfer orders against the registration or transfer of the Intek Shares until such time as the requirements of the foregoing legend are satisfied.